UNITED STATES OF AMERICA
            BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.


_______________________________
IN THE MATTER OF
NATIONAL FUEL GAS COMPANY                  CERTIFICATE
FILE NO. 70-6912                           PURSUANT TO RULE
         70-7049                           24
         70-7581

(Public Utility Holding Company
Act of 1935)
_______________________________



         This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declarations of National Fuel Gas Company ("National"), as amended, in the above files, and pursuant to the Orders dated January 10, 1984 (File No. 70-6912), April 23, 1984 (File No. 70-6967), January 16, 1985 (File
No. 70-7049), May 1, 1987 (File No. 70-7369) December 28, 1988 (File
No. 70-7581), and March 5, 1993 (File No. 70-8111), of the Securities and Exchange Commission with respect thereto.

         The following individuals, during the period October 1, 1996 through December 31, 1996, exercised Incentive Stock Options ("ISO's") or Non-Qualified Stock Options ("NSO's") as identified below:

                                                                  Number of
                                                       Number of   Shares of
                                    Exercise            Shares    Stock Used
                     Type   Date     Price              Acquired   in Stock-
                      of     of      Per      Exercise  Through    for-Stock
 Name                Grant  Grant    Share     Date     Exercise   Exercise


Joseph P. Pawlowski   NSO  6/14/90   $23.8125   10/21/96    5,801     3,641
Joseph P. Pawlowski   NSO  10/21/91   23.875    10/21/96    3,235     2,036
Robert P. Borneman    ISO  6/14/90    23.8125   10/23/96    4,199     1,852
Bruce Hale            NSO  1/6/87     19.78125  11/4/96     1,780      -0-
Joseph P. Pawlowski   NSO  10/21/91   23.875    11/7/96     2,577     1,585
Joseph P. Pawlowski   NSO  10/5/92    25.1875   11/7/96     6,030     3,913
Joseph P. Pawlowski   ISO  10/21/91   23.875    11/7/96     2,538     1,561
Joseph P. Pawlowski   ISO  10/5/92    25.1875   11/7/96     3,970     2,576
William J. Hill       NSO  4/20/88    18.75     11/14/96    7,000      -0-
William J. Hill       NSO  6/14/90    23.8125   11/14/96   15,000      -0-
William J. Hill       NSO  10/21/91   23.875    11/14/96   17,500      -0-
William J. Hill       NSO  10/5/92    25.1875   11/14/96   22,500      -0-
Dennis J. Seeley      NSO  3/20/88    18.75     11/14/96    3,000     1,335
Bruce Hale            NSO  1/6/87     19.78125  11/11/96    1,000       499
Bruce Hale            ISO  10/21/91   23.875    11/11/96    1,000       602
Philip A. Turek       ISO  10/21/91   23.875    12/11/96    4,188       672
Philip A. Turek       ISO  10/5/92    25.1875   12/11/96    3,970      -0-
Ronald J. Tanski      ISO  3/27/89    18.00     12/23/96      247       104
David F. Smith        ISO  3/27/89    18.00     12/30/96      750      -0-
Gerald T. Wehrlin     NSO  6/14/90    23.8125   12/30/96    2,900     1,648




          These were the only exercises of options pursuant to the National Fuel Gas Company 1984 Stock Plan or the National Fuel Gas Company 1983 Incentive Stock Option Plan during the period October 1, 1996 - December 31, 1996.


         IN WITNESS WHEREOF, National has caused this Certificate to be executed this 10th day of January, 1997.


                                 By   /s/ Philip C. Ackerman
                                          Philip C. Ackerman
                                        Senior Vice President